Contact

www.linkedin.com/in/david-
zhang-0bb3383 (LinkedIn)

David Zhang

Co-Founder and CEO, Biostate AI
Houston, Texas, United States

Summary

Scientist turned entrepreneur focusing on breakthrough product
development at the intersection of generative AI and multiomics.
Previously tenured professor of bioengineering at Rice University,
co-founder of Nuprobe Global and Torus Biosystems. Inventor on
40+ patents, co-authored 50+ peer-reviewed publications.

Experience

Biostate AI
Co-Founder and CEO
June 2023 - Present (1 year 7 months)
Building AI that predict individualized health changes and drug outcomes, as
well as tools to collect omics data at scale to train the AI.

Torus Biosystems
4 years 6 months

Co-Founder and Interim Chief Executive Officer
December 2022 - December 2023 (1 year 1 month)
• Led prototyping a 1024-plex convection-based PCR instrument and cartridge
system capable of real-time amplification and quantitation of DNA and RNA
targets in under 45 minutes.

Co-Founder
July 2019 - December 2022 (3 years 6 months)

NuProbe, Inc.
7 years 6 months

Co-Founder and Chief Executive Officer (US)
July 2021 - November 2023 (2 years 5 months)
• Led the development, productization, and commercialization of the blocker
displacement amplification (BDA) technology.
• Based on BDA technology, developed (1) qPCR assay for microsatellite
instability with 1% limit of detection (LoD), (2) NGS assay for acute myeloid

leukemia (AML) with ≤0.01% LoD using low-depth sequencing, (3) digital PCR assays for minimum residual disease (MRD) detection with ≤0.01% LoD.

• Partnering and licensing relationships with 5 pharma companies and 3 multinational diagnostics companies.

Co-Founder and Head of Innovation
June 2016 - June 2021 (5 years 1 month)

Rice University
8 years

Associate Professor of Bioengineering
July 2019 - June 2021 (2 years)

• PI or co-PI on 4 NIH R01 grants and 2 CPRIT IIRA grants, totaling over $12M.

• 50+ peer-reviewed publications, including 25 in Nature and Science subjournals.

Assistant Professor
July 2013 - June 2019 (6 years)

• 2019 Presidential Early Career Award in Science and Engineering (PECASE)

Harvard Medical School
Postdoctoral Fellow
July 2010 - June 2013 (3 years)

• 2012 NIBIB K99/R00 Awardee
• 2010 Life Sciences Research Foundation Fellow

University of Oxford
Visiting scholar
September 2004 - September 2005 (1 year 1 month)

• Condensed matter physics research

Research Science Institute (RSI)
Summer Student
May 1999 - August 1999 (4 months)

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Education

Caltech
Ph.D., Computation and Neural Systems · (2005 - 2010)

Caltech

B.S., Molecular Biology · (September 2000 - June 2005)